ProLogis
4545 Airport Way
Denver, CO 80239
May 26, 2009
VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ProLogis Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 001-12846
Dear Mr. Gordon:
We are writing in response to your letter dated May 14, 2009, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on ProLogis’ (the “Company”) (a) Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2009 (“Form 10-K”) and (b) Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2009. We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.
Form 10-K for the year ended December 31, 2008
Off-Balance Sheet Arrangements, page 52
Comment 1
We note from your disclosure in footnote (1) to the table on page 52 that you can offer no assurance that the property funds will be able to refinance any maturing indebtedness at terms as favorable as maturing debt, or at all. Please tell us, and disclose in future filings, your estimate of the capital contributions that will be required of you and your fund partners to refinance existing debt. Tell us how you would fund these contributions, and what would happen in the event that your partners could not meet their contribution obligations. Also, please provide us with a range of the potential impact to your financial statements and liquidity if one or more of these joint ventures were unable to refinance and your joint venture partners were unable to provide any further capital contributions.

We and our fund partners are contractually committed to make capital contributions to certain of our property funds that are described in the table on page 49 of our Form 10-K under the caption “Liquidity and Capital Resources - Commitments Related to Future Contributions to Property Funds” on page 49 of our Form 10-K. We have no other contractual commitments to make capital contributions to the unconsolidated property funds. To the extent we are required to make a cash contribution to one or more of the property funds, we would expect to finance the contribution with cash on hand or borrowings on our credit facilities, unless otherwise noted in our public disclosures.
Although it is difficult to predict the outcome with regard to the maturing debt of the property funds, we generally expect that, other than as specifically disclosed in our periodic filings, the funds will refinance maturing debt and the fund partners will not be required to make cash contributions to pay-off debt. This has been demonstrated by the financing activity of the property funds that we have disclosed in our filings.
In the event that a property fund is unable to refinance maturing debt and unfunded capital commitments are insufficient to repay the debt, the property fund has several alternatives that would be evaluated in accordance with the governing documents of the individual property funds, which may require the approval of the partners. The alternatives available to the property fund include:
▪	negotiating an extension of the maturity date of the loan;

▪	requesting additional equity from the fund partners;

▪	requesting an advance in the form of a loan from the fund partners; or

▪	selling assets.
If the property fund is not successful in generating sufficient proceeds to repay the debt under these alternatives, including if the fund partners are unable or unwilling to make an additional equity contribution, then the lender would most likely foreclose on the properties securing such debt. Although we believe this scenario to be unlikely, if this were to happen, our loss would be our share of the value of the secured properties up to the encumbered amount.
In future filings, we plan to continue to provide material information on the third party debt of the property funds, including our current expectations with respect to any capital contributions that may arise.
Fund From Operations, page 57
Comment 2
We are unclear how your calculation of FFO complies with the requirements of Item 10(e) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically it appears that you have adjusted FFO to arrive at FFO, excluding significant non-cash items for certain recurring items such as impairment of goodwill and other assets, impairment related to assets held for sale, impairment of real estate properties, our share of the loss/impairment recorded by PEPR and gains on early extinguishment of debt. Explain to us how these adjustments are appropriate in accordance with Item 10(e) of Regulation S-K and tell us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
The answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”) indicates that “there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items ...” As we discussed with the Staff during the comment process in late 2003 and early 2004, we believe that our FFO measure is an appropriate measure for ProLogis’ business to show comparative operating performance between periods and to reflect the performance measure that is fundamentally tied to how we make our internal real estate investment decisions. Further, as noted in our disclosure, we believe that the adjustments we make to FFO are appropriate to enable investors to compare operating results of the properties without regard to certain items that do not affect property operations.
We believe that the charges and gains that we have excluded from this measure are a reflection of decreases in current asset values driven by increases in current estimated real estate capitalization rates and the current economic environment. The answer to Question 8 of the FAQ also states that a non-GAAP financial measure that eliminates a recurring item or items “more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” With respect to the excluded items referenced by the Staff, we believe these items were driven by the significant market declines and the credit crisis that began late in the third quarter of 2008, and that it is probable that the financial impact of these items and subsequent amounts, if any, will disappear or become immaterial within a near-term finite period. We expect to continue to exclude such gains and charges from our defined FFO measure during this near-term finite period. We believe that this presentation is the most meaningful for our investors to understand our performance.
We also believe that we have satisfied all of the disclosure obligations of Item 10(e) of Regulation S-K and Question 8 of the FAQ. On page 60 of our Form 10-K, we disclosed the most directly comparable financial measure with at least equal prominence as the non-GAAP financial measure and a reconciliation of the differences between the most directly comparable financial measure and our defined FFO measures. On page 58 of our Form 10-K, we disclosed the reasons we believe that presentation of our defined FFO measures provides useful information to investors regarding our financial condition and results of operations. Finally, on pages 57 through 59, we disclosed the material recurring items and their significance to an investor in evaluating our financial conditions and/or results of operations and the causes of those items, the manner in which we use the non-GAAP measure to conduct or evaluate our business, the economic substance behind our decision to use our defined FFO measures, the material limitations associated with the use of our defined FFO measures as compared to net earnings, the manner in which we compensate for these limitations when using our defined FFO measures and, as noted above, the substantive reasons why we believe that our defined FFO measures provide useful information to investors.

For all of these reasons, we believe that our disclosure meets all of the requirements of Item 10(e) of Regulation S-K and Question 8 of the FAQ.
Comment 3
It appears that the non-GAAP financial measure entitled FFO, excluding significant non-cash items, attributable to common shares, as defined by us is a liquidity measure as it excludes non-cash items. Please tell us if this is considered a performance or liquidity measure. We may have further comment.
As disclosed on pages 56-59 of our Form 10-K and as we previously discussed with the Staff during the comment process in late 2003 and early 2004, we have presented FFO, excluding significant non-cash items, as a performance measure.
Definitive Proxy Statement on Schedule 14A filed April 7, 2009
Compensation Discussion and Analysis
2008 Compensation Decisions, page 20
Comment 4
We note your response letter dated May 9, 2008, and your disclosure on page 23 that PSAs reward specific financial and strategic performance at both the company and individual levels and that the inclusion of individual performance goals was deemed necessary as actions required to reposition the company under the new business strategy could be dilutive to earnings in the near term. Please revise your disclosure in future filings to identify the elements of individual performance and/or contribution that were material to the compensation decisions for each of the named executive officers and tell us how you intend to comply.
In future filings, ProLogis will more specifically describe any elements of individual performance and/or contribution that were material to the compensation decisions for our named executive officers. As indicated in our response letter dated May 9, 2008, in the past, the compensation committee tended to focus on the combined efforts of the named executive officers in managing the company and creating value for shareholders and de-emphasized individual contributions, absent extraordinary circumstances, in making compensation decisions. This was again the case in 2008 and in our 2009 proxy statement, beginning on page 19 under the heading “How Executive Compensation Levels Are Determined,” we believe that we described the material factors considered by the compensation committee in making its compensation decisions for 2008. Differences in compensation levels between the named executive officers have tended to be driven by market conditions, the amount of responsibility of the individual officers, and, in some cases, contractual commitments. We will clarify these matters in future filings to the extent material at the time of the filing. Until the decisions with respect to 2009 compensation have been made, it is difficult to be precise and provide specific examples of the types of disclosure we will provide. Such disclosure will necessarily depend on the material performance and/or contribution elements actually taken into account in connection with 2009 compensation decisions, but could include examples of how a named executive officer or the group of named executive officers (a) worked to enhance the long-term interests of our shareholders, (b) achieved success within his or their primary area(s) of responsibility, and (c) promoted integrity, leadership and positive management behavior within ProLogis. In addition, if considered as a material factor in 2009 compensation decisions, disclosure would include the compensation committee’s views on the individual and group contributions of such officers in (i) raising capital, (ii) de-leveraging our balance sheet, (iii) de-risking our balance sheet through renegotiation of our global line of credit, and other actions with respect to 2009 corporate and property fund debt maturities, (iv) reducing risk in our operating portfolio through increased leasing of the core portfolio, increased leasing of the development portfolio and/or reduction in the size of the development portfolio, and reduced business expenditures (land/turnover costs/capital expenditures and general and administrative costs), (v) achieving certain goals with respect to certain of our joint venture and property fund investments, (vi) reorganizing senior management, including compensation structure, responsibilities, and accountability, and (vii) achieving other disclosed financial and operating achievements. With respect to performance share awards that are earned, in part, based upon the achievement of individual performance objectives, we will more specifically describe in future filings the individual performance objectives that were material to the earning of the award.
* * * * *

In addition, we acknowledge that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Please contact the undersigned at (303) 567-5344 if you have any questions or require additional information.

Sincerely,

/s/ William E. Sullivan William E. Sullivan Chief Financial Officer